UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Table of contents

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors of Scholastic Corporation

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Scholastic Corporation’s Retirement Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Scholastic Corporation’s Retirement Plan Committee This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 24, 2009

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2008 and 2007
(Amounts in thousands)

	December 31,

	2008	2007

Investments, at fair value
AF Washington Mutual Investors Fund	$9,764	$17,418
American Beacon Small Capital Value Fund	1,691	2,411
American Century Small Company Fund	2,655	4,536
American Funds Growth Fund of America	10,584	17,110
Artisan Mid Capital Fund	6,499	10,910
Fidelity Diversified International Fund	11,135	21,109
Fidelity Dividend Growth Fund	—	20,497
Fidelity Freedom Fund 2005	964	1,627
Fidelity Freedom Fund 2010	4,859	6,980
Fidelity Freedom Fund 2015	8,359	11,680
Fidelity Freedom Fund 2020	9,366	13,354
Fidelity Freedom Fund 2025	9,698	13,196
Fidelity Freedom Fund 2030	7,585	11,237
Fidelity Freedom Fund 2035	6,510	9,137
Fidelity Freedom Fund 2040	6,336	9,976
Fidelity Freedom Fund 2045	947	—
Fidelity Freedom Fund 2050	470	—
Fidelity Freedom Income Fund	1,840	2,070
Fidelity Managed Income Portfolio Fund II	31,940	25,267
Western Asset Core Bond Fund	7,023	8,522
Vanguard Institutional Index Fund	26,970	24,941
Vanguard Total Bond Market Index Fund	46	—
Scholastic Corporation Common Stock	3,940	9,898
Participants’ loans	5,417	5,567

Total investments	174,598	247,443

Receivables
Other receivables	—	55

Total receivables	—	55

Net assets available for benefits, at fair value	$174,598	$247,498
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,296	192

Net assets available for benefits	$175,894	$247,690

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008
(Amounts in thousands)

December 31, 2008

Interest and dividend income	$7,967
Contributions:
Employer	7,355
Participants	19,860
Rollovers	1,233

Total additions	36,415
Distributions to participants	(22,522)
Net realized and unrealized depreciation in fair value of investments	(85,689)

Net decrease	(71,796)
Net assets available for benefits
Beginning of the year	247,690

End of the year	$175,894

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committee”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Investment products offered through December 31, 2008 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

PLAN AMENDMENTS

The Plan was amended effective January 1, 2006 to comply with final IRS regulations with respect to Code Sections 401(k) and (m).

The Plan was amended effective January 1, 2007 to apply the plan limit on Compensation Contributions by newly-designated Highly Compensated Employees as soon as administratively possible in a Plan Year (as such terms are defined below).

The Plan was amended effective December 31, 2008 to comply with the repeal of the “same desk rules” under EGTRAA, and, pursuant to IRS Notice 2002-4, to eliminate the restrictions on before-tax deferrals for participants in the calendar year following a hardship withdrawal; and effective August 9, 2006 to clarify that the Plan is in compliance with the “anti-cutback” rules under Section 411(d)(6) of the Code.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. After 90 days of employment, Eligible Employees, who have not otherwise elected to enroll in the Plan, are automatically enrolled with a 3% contribution rate as soon as administratively feasible.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $15,500 for the Plan Year ended December 31, 2008. Eligible Employees whose Compensation is in excess of $100,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $15,500 for the Plan year ended December 31, 2008. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions: Participants who are at least age 50 or who will reach age 50 during any calendar year will have the option to make additional pre-tax contributions of up to $5,000 provided certain requirements are met.

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation, as determined by the Committee, at its sole discretion. The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2008, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant’s contribution and 50% thereafter of the Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation (“Matching Contributions”).

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2008.

Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants during the Plan Year. In 2008, Matching Contributions were reduced by $514,547 from Forfeitures. At December 31, 2008, there was $14,179 in Forfeitures available to reduce future Matching Contributions and pay Plan expenses.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2008 and 2007, all Participant requested withdrawals were paid to Participants.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan for the purchase of a principal residence outstanding or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment. Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Plan expenses for recordkeeping and investment advisory services totaling $59,947 in the current year were paid from Forfeitures. The Company pays all other Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles. The Plan’s accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

ADOPTION OF ACCOUNTING PRONOUNCEMENTS

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. Fair value is defined in SFAS No. 157 as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value framework requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Observable inputs used in the fair value measurement include unadjusted quoted prices in active markets for identical or similar assets and liabilities. The lowest priority is given to unobservable inputs, where fair value measurements are developed based on assumptions using the best information available, rather than on market activity. The three level hierarchy used as a basis for measuring the fair value of a Plan investment are:

•	Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 Observable inputs other than unadjusted quoted prices in active markets for identical assets or liabilities such as

	¡	Quoted prices for similar assets or liabilities in active markets
	¡	Quoted prices for identical or similar assets or liabilities in inactive markets
	¡	Inputs other than quoted prices that are observable for the asset or liability
	¡	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 Unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Plan to develop its own assumptions.

VALUATION OF INVESTMENTS

Investments in the Plan’s funds, except the Fidelity Managed Income Portfolio II fund, are valued at their fair values which is redemption prices based on the net asset values of the funds. The Fidelity Managed Income Portfolio II fund, which is a “pooled stable value fund” that contains fully benefit-responsive investment contracts, is valued at contract value (see Note 3 below) as reported by Fidelity Management Trust Company. Investments in Company Stock are valued at the closing price as quoted on The NASDAQ Stock Market LLC on the valuation date. The Company has performed an analysis of the loans receivable from Participants, which are valued at cost, and has determined the amortized cost approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	STABLE VALUE CONTRACTS

FASB Staff Position AAG INV-1 and SOP 94-4-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“the FSP”), states that investment contracts held by a defined contribution plan are required to be reported at fair value. The underlying investments in the pooled stable value fund are recorded at their contract value, which is equal to principal plus accrued interest minus fees and participant withdrawals. Stable value funds are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

The average yield of the Fidelity Managed Income Portfolio II fund based on actual earnings was approximately 3.13% and 4.14% at December 31, 2008 and 2007, respectively, and the average yield based on the interest rate credited to Participants was approximately 3.48% and 4.64% at December 31, 2008 and 2007, respectively.

4.	FAIR VALUE MEASUREMENTS

On January 1, 2008 the Plan adopted SFAS No. 157 and the FSP. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan has determined the Market approach, as defined in SFAS No. 157, to be applicable to the valuation of the Plan’s investments.

The table below sets forth Plan investments measured according to the fair value hierarchy:

Assets at Fair Value as of December 31, 2008

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$133,301			$133,301
Pooled stable value funds		31,940		31,940
Scholastic Corporation company stock fund	3,940			3,940
Participant loans			5,417	5,417

Investments, at fair value	$137,241	$31,940	$5,417	$174,598

The table presented below is a summary of changes of Level 3 assets measured at fair value for the period January 1, 2008 to December 31, 2008:

Level 3 Assets

Beginning balance as of January 1, 2008	$5,567
Principal repayments and benefit payments	(3,045)
Loan withdrawals	2,895

Ending balance as of December 31, 2008	$5,417

5.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 18, 2004, covering amendments executed through June 14, 2002 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation.

Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board of Directors may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

7.	INVESTMENTS

During 2008, the Plan’s net realized and unrealized depreciation in the fair value of investments was as follows (in thousands):

Fund Name	Total

AF Washington Mutual Investors Fund	$(5,824)
American Beacon Small Capital Value Fund	(834)
American Century Small Company Fund	(1,710)
American Funds Growth Fund of America	(6,940)
Artisan Mid Capital Fund	(5,141)
Scholastic Corp Company Stock	(6,020)
Fidelity Diversified International Fund	(9,638)
Fidelity Dividend Growth Fund	(1,696)
Fidelity Freedom Fund 2005	(398)
Fidelity Freedom Fund 2010	(2,025)
Fidelity Freedom Fund 2015	(3,832)
Fidelity Freedom Fund 2020	(5,087)
Fidelity Freedom Fund 2025	(5,361)
Fidelity Freedom Fund 2030	(4,902)
Fidelity Freedom Fund 2035	(4,169)
Fidelity Freedom Fund 2040	(4,348)
Fidelity Freedom Fund 2045	(416)
Fidelity Freedom Fund 2050	(208)
Fidelity Freedom Growth Fund	(426)
Vanguard Institutional Index Fund	(15,269)
Western Asset Core Bond Fund	(1,445)

Total	$(85,689)

8.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	December 31,

	2008	2007

Net assets available for benefits per the financial statements, at fair value	$175,894	$247,690

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,296)	(192)

Net assets available for benefits per Form 5500	$174,598	$247,498

EIN #13-3385513

Plan #004

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value

American Beacon	American Beacon Small Capital Value Fund	147	**	1,691
American Century	American Century Small Company Fund	518	**	2,655
American Funds	American Funds Growth Fund of America	521	**	10,584
Artisan	Artisan Mid Capital Fund	382	**	6,499
Fidelity*	Fidelity Diversified International Fund	518	**	11,135
Fidelity*	Fidelity Freedom Fund 2005	115	**	964
Fidelity*	Fidelity Freedom Fund 2010	469	**	4,859
Fidelity*	Fidelity Freedom Fund 2015	977	**	8,359
Fidelity*	Fidelity Freedom Fund 2020	932	**	9,366
Fidelity*	Fidelity Freedom Fund 2025	1,178	**	9,698
Fidelity*	Fidelity Freedom Fund 2030	777	**	7,585
Fidelity*	Fidelity Freedom Fund 2035	811	**	6,510
Fidelity*	Fidelity Freedom Fund 2040	1,133	**	6,336
Fidelity*	Fidelity Freedom Fund 2045	144	**	947
Fidelity*	Fidelity Freedom Fund 2050	73	**	470
Fidelity*	Fidelity Freedom Income Fund	192	**	1,840
Fidelity*	Fidelity Management Income Portfolio Fund II	33,236	**	31,940
Vanguard	Total Bond Market Index Fund	5	**	46
Vanguard	Vanguard Institutional Index Fund	327	**	26,970
American Funds	American Funds Washington Mutual Investors Fund	458	**	9,764
Western	Western Asset Core Bond Fund	773	**	7,023
Scholastic Corporation*	Company Stock	290	**	3,940
Loans*	Prime + 0.5% Interest Rate; Repayment Terms: 1 to 10 years	—		5,417

Net assets available for benefits, at fair value				$174,598

* Indicates party-in-interest to the Plan

** Not required as the investment is Participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN
Date: June 26, 2009
/s/ Cynthia Augustine

Cynthia Augustine

Senior Vice President, Scholastic Corporation and Chairperson of
Administrative Committee of the Scholastic Corporation 401(k)
Savings and Retirement Plan

Exhibits/Index

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm